Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2006

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated November 28, 2006, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 29, 2006	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

The Hague, November 28, 2006

AEGON to highlight growth initiatives during Analyst & Investor Conference

AEGON targets to double Value of New Business to EUR 1.1 billion by 2010

AEGON N.V. Chairman of the Executive Board Donald J. Shepard will detail new growth targets to be achieved by 2010 for the AEGON Group during the company’s Analyst & Investor Conference in New York, which begins this afternoon and continues throughout tomorrow. Mr. Shepard will be joined by other members of the Executive Board and senior management in highlighting the growth initiatives underway across AEGON's businesses internationally. Patrick S. Baird, CEO of AEGON Americas, will highlight developments and discuss targets for AEGON Americas as a whole. The program will also include a number of small group meetings with members of the Executive Board, senior management of various country units and Group Staff.

“AEGON’s results over the past couple of years have provided clear evidence of our ongoing commitment to enhancing profitability, with significant increases in the value of new business and consistent improvements in our internal rate of return,” said Mr. Shepard. “Going forward, we will be focusing on several global initiatives, such as our growing international pension operations, to leverage further AEGON’s leading position in the life insurance and pensions business. We believe that these new targets for AEGON are consistent with the strong growth potential of our established and developing markets. We’re glad to have this opportunity to discuss with the investment community the progress we are continuing to make across AEGON’s businesses.”

AEGON GROUP

Today, AEGON publishes targets for the Value of New Business (VNB) of the entire Group. Based on ambitious, yet realistic business plans, AEGON expects that its VNB will double from 2005 to reach EUR 1.1 billion by 2010, an average annual increase of approximately 15%. Certain aspects of these business plans and the related targets were presented at the Analyst & Investor Conference held in May of this year. The targets for AEGON Americas and the AEGON Group as a whole reflect AEGON’s strong position to capture growth opportunities in North America, Europe and Asia.

AEGON expects the share of total VNB coming from Asia, Central and Eastern Europe and Other European Countries to reach 25-30% by 2010. However, AEGON expects that continued additional investments in these areas will increase their total VNB to between 30 and 35 percent of AEGON’s total VNB over time.

AEGON AMERICAS

AEGON Americas aims to grow its VNB to USD 625 million by 2010, an average annual growth rate of 13% from 2005. The drivers of this are organic growth in its domestic markets as well as further expansion of its international capabilities. “We have positioned ourselves for double-digit VNB growth in almost all of our lines of business in the Americas,” said Mr. Baird. “We foresee strong growth in our individual savings and retirement business, our pension business, in life and protection and in our institutional business. Additionally, we believe our reinsurance business will continue to be a leader in its domestic market and expand internationally.”

Note: This press release includes a non-GAAP financial measure: value of new business. Value of new business is not based on IFRS, which are used to report AEGON’s financial statements and should not be viewed as a substitute for IFRS financial measures. AEGON believes the value of new business, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)

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PROGRAM

The program for this conference is as follows (all times US EST):

TUESDAY, NOVEMBER 28, 2006

5:30 pm	Opening and welcome Michiel van Katwijk, Executive Vice President & Group Treasurer, AEGON N.V.

5:35 pm	AEGON Group – Growing the Value Don Shepard, Chairman of the Executive Board, AEGON N.V.

6:05 pm	AEGON Group – Pension/Retirement Initiatives Alex Wynaendts, Member of the Executive Board, AEGON N.V.

WEDNESDAY, NOVEMBER 29, 2006

8:00 am	AEGON USA – Growing the Value Pat Baird, President & CEO, AEGON USA

8:45 am	AEGON USA – Pension/Retirement Initiatives Mark Mullin, Executive Vice President, AEGON USA & CEO Diversified Investment Advisors

9:30 am	AEGON Group – International Bancassurance Initiatives Larry Norman, President, AEGON Financial Services Group

10:30 am	Small group meetings – remainder of the day

All targets and objectives mentioned are based on current economic and business assumptions and assume a neutral effect from currency movements.

The presentations will be audio cast live and slides of the presentations will be available on www.aegon.com.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation. With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan. Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

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DISCLAIMERS

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) /+1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

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